Exhibit 99.39

Formation Capital Corporation

Suite  1510 – 999 West Hastings Street

Vancouver, B.C. Canada V6C 2W2

Tel: 604.682.6229 Fx: 604.682-6205

Website:  www.formcap.com

EIS Schedule Set for the Idaho Cobalt Project

Vancouver, B.C., December 3, 2004, Formation Capital Corporation (FCO-TSX) (the Company) announced today that a schedule has been agreed to for the completion of the Environmental Impact Statement (EIS) on its wholly owned subsidiary‘s 100% owned Idaho Cobalt Project (ICP).

In the Management Discussion & Analysis at fiscal year end and at the end of fiscal second quarter the company reported that it was “hopeful that the [mine] permits would be granted within the fourth quarter of fiscal 2005” (Dec ember 2004 – Feb ruary 2005).  The Company now expects the permits to follow the Final Environmental Impact Statement (FEIS) which is expected in late summer 2005.  Additional information and enhanced studies have been requested in an effort to anticipate and address up front, concerns which may have otherwise caused delays with the Preliminary Draft E nvironmental Impact Statement (DE IS ) or F EIS.  The D EIS and the F EIS along with the supporting Technical Reports are subject to reviews from various government agencies.  Although reasonable time has been included in the schedule for such reviews, it may be that a review could take more or less time than expected.

Formation originally filed the ICP Plan of Operation (POO) with the US Department of Agriculture’s Salmon - Challis National Forest (FS), in the last fiscal quarter of 2001 ( November 20 00 – Feb ruary 20 01) after an extensive site specific environmental audit.  During that year and the subsequent two years the Company’s environmental consultants, engineers, geologists, and metallurgists (the base line team) collected a large quantity of base line data.  Disciplines such as wildlife, vegetation and soils, surface and ground water hydrology and quality, air quality and climate, aquatic biology, wetlands delineation, waste rock and ore geochemistry, geology and mineralization, geotechnical and seismicity, and transportation were covered.  With the data collected, the Company’s base line team began the process of preparing base line reports and/or technical memoranda for each of the disciplines.

Subsequent to the filing of the initial POO the FS informed the Company in the first quarter of fiscal 2002 that Hydrometrics, had been selected as the independent contractor (the EIS team) to complete the EIS.  The EIS team is financed by the Company but selected and directed solely by the FS.  In addition, the FS in conjunction with the Company, initiated the Idaho Joint Review Process in which the state and federal agencies (the agencies) are requested to work in parallel to review the information provided by the base line and the EIS teams.

In 2002, funding challenges caused by extremely low base metal prices made it necessary for the Company’s base line team to slow the permitting process.  The first and second fiscal quarters of 2003 (Mar ch to Aug ust 2002) and the last three quarters of fiscal 2004 reported limited progress.  Nevertheless, the base line team continued its efforts and was able to prepare a majority of the draft base line reports keeping the EIS team and the agencies involved wherever possible.

When funding was made available in the last fiscal quarter of 2004, the base line team set their efforts to gearing up the permitting process as expeditiously as possible.  Variation in the availability of the Company’s consultants to bring their ICP work back on-line resulted in some initial delays.  In addition the FS and other agencies requested supplemental information.  The ICP area of the forest was devastated by the Clear Creek fire in 200 0 and due to the slow down, limited field data was collected in the summer of 2003.  It was decided therefore, that certain additional base line data be collected during the 2004 field season and base line reports consolidated to include 2000 to 2004 data.  At the same time, new data collection was required for the alternative analysis.  Some studies also needed to be enhanced and some altogether new studies required.  Further, the water quality analytical data in the hydrology report focusing on ground and surface water needed to be validated - some 120,000 numbers.  The disciplines requiring further information included wildlife, vegetation, hydrology, air quality, aquatic biology, land application, water/mass balance Dynamic Systems Model (DSM), wetlands delineation and transportation.

The Company’s base line team has worked diligently to comply with the requests for additional information and has revised, updated and consolidated virtually all of the base line reports. Consequently a meeting was held recently to set the schedule for the EIS. Present at the meeting to set the schedule were principals and consultants of the Company, a representative from the FS, and members of the FS’s EIS team.

          (cont)

C O B A L T     . . . THE ESSENTIAL ELEMENT

Formation Capital News Release, December 3, 2004, page 2.

Base line reports provided to the EIS team will be used to prepare the Technical Reports and the DE IS which are expected to be completed in April 2005.  A FEIS is expected to be completed by late summer.  In conjunction with the F EIS the FS will issue a record of decision.  This decision will outline mitigations or changes, if any, to the Company’s POO and the Company will revise its POO if required.

The Company is committed to a science backed Plan of Operation for the Idaho Cobalt Project.  Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist.  The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

“Mari-Ann Green”

Mari-Ann Green

C.E.O.

For further information please contact:

Formation Capital Corporation

1510 – 999 West Hastings Street, Vancouver, BC,  V6C 2W2

Head Office: 604-682-6229

Email: inform@formcap.com - Or visit our Web site at: formcap.com

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future.  All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date.  It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements.  Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.

C O B A L T     . . . THE ESSENTIAL ELEMENT